Exhibit 99.96

VERSES

VERSES Provides Q1 2024 Corporate Update

VANCOUVER, British Columbia, April 15, 2024 -- VERSES AI Inc. (CBOE Canada:VERS) (OTCQB:VRSSF) (“VERSES” or the “Company”), a cognitive computing company developing next-generation intelligent software systems, provides a corporate update.

“For an early-stage company we have so much going on, especially in the last few months. We wanted to provide this update to share our progress,” said Gabriel René, founder and CEO of VERSES.

Genius™ Rollout

In the Company update last year, VERSES announced the merger of many of their previous technologies and applications into a single developer platform and data pipeline called Genius™ to enable developers to develop and deploy intelligent agents. VERSES launched their Genius™ Private Beta program in October 2023 to enable early access to partners across multiple industries to showcase the applicability of Genius™. To date, the Company has announced the following 6 Beta engagements: Nalantis, Cortical Labs, SimWell, NASA’s Jet Propulsion Laboratory (JPL), Volvo Cars, and Blue Yonder.

Additionally, VERSES has received over 3,700 sign ups for the limited private preview of its Genius™ Public Beta program.

Commercial Engagements/Projects

VERSES entered into an agreement last year with a national US pharmacy retailer to enhance the retailer’s operational intelligence and the efficiency of its existing and newly designed distribution centers.

On January 18th, VERSES announced its partnership with Analog in connection with potential smart city projects in Abu Dhabi.

R&D/Benchmarks

On Feb 22nd, 2024, VERSES released a research roadmap that outlines its key milestones and benchmarks against which to measure the progress and significance of the Company’s research and development efforts against conventional deep learning.

Spatial Web Protocol, Architecture and Governance Standards

On Friday, April 12th, the Company announced the progress of the Standard for Spatial Web Protocol, Architecture and Governance moving to the final balloting process at the Institute of Electrical and Electronics Engineers (IEEE).

IP

VERSES has 11 patent applications currently pending. 10 are provisional and filed in the USA, but the Company also has one International (PCT) application that is currently in the “National Phase.” The Company also has 14 registered trademarks (8 in the USA and 6 more in the European Union) plus another 9 applications currently pending in the USA, Europe and Australia. VERSES also claims a variety of trade secrets and various copyrights in software and other original works of authorship.

About VERSES

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt, and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation, and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and X.

On behalf of the Company
Gabriel René, Founder & CEO, VERSES AI Inc.
Press Inquiries: press@verses.ai

Investor Relations Inquiries
U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152
Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120